Exhibit 99.(a)(1)(M)

ACKNOWLEDGEMENT OF RECEIPT OF WITHDRAWAL FORM

VeriSign, Inc. (“VeriSign”) has received your Withdrawal Form dated , 2007, by which you withdrew one or more Eligible Options you previously tendered for amendment or replacement pursuant to the Offer to Amend or Replace, dated July 27, 2007 (the “Offer”).

You may re-submit any withdrawn Eligible Option for amendment or replacement pursuant to the Offer, provided you do so before the Expiration Date. If VeriSign extends the Offer beyond the Expiration Date, you may re-submit your withdrawn Eligible Option(s) at any time until the extended expiration date of the Offer. You will not be deemed to have made a proper re-submission of your withdrawn Eligible Option(s) unless you submit, prior to the Expiration Date, a new Election Form following the procedures described in the instructions on the Offer Website at https://vrsn.equitybenefits.com and in the Offer. The new Election Form must be completed, signed and dated after your original Election Form and any Withdrawal Form you have submitted.

The new Election Form may be submitted via the Offer Website at https://vrsn.equitybenefits.com or by completing a new paper Election Form and returning it to VeriSign via facsimile to Jeffrey K. Bergmann at (650) 426-3403. To obtain a paper Election Form, please call the PricewaterhouseCoopers LLP hotline at (408) 817-1207 in California or (800) 434-2234 outside of California, or email to 409A-admin@verisign.com.

Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Offer.